Exhibit (h)(9)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Waddell & Reed, Inc. (“W&R”), Waddell & Reed Services Company (“WRSCO”) and Ivy Funds Variable Insurance Portfolios (“Ivy Funds VIP”), on behalf of its series designated Ivy Funds VIP Limited-Term Bond (the “Fund”).

WHEREAS, Ivy Funds VIP, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and the Fund is a series thereof; and

WHEREAS, Ivy Funds VIP, W&R and WRSCO have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO agrees to reimburse sufficient fees payable under the Fund’s Service Plan pursuant to Rule 12b-1 under the 1940 Act (“12b-1 fees”) and/or accounting servicing fees payable under the Accounting Services Agreement (“accounting services fees”) to cap the expenses for the Fund at 0.76% (the “Reimbursement Amount”).

1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the 12b-1 fees and/or accounting services fees payable under the 12b-1 Plan and/or the Accounting Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid quarterly by W&R and/or WRSCO within the first 10 days of each calendar quarter.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate upon termination of the Fund’s Investment Management Agreement, 12b-1 Plan and/or the Accounting Servicing Agreement or on August 31, 2011, whichever comes first.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2	Interpretation. Nothing contained herein shall be deemed to require Ivy Funds VIP or the Fund to take any action contrary to Ivy Funds VIP Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Funds VIP of its responsibility for and control of the conduct of the affairs of Ivy Funds VIP or the Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the 12b-1 fees and/or accounting services fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the 12b-1 Plan, the Accounting Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the 12b-1 Plan, the Accounting Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of August 11, 2010.

WADDELL & REED SERVICES COMPANY		IVY FUNDS VARIABLE INSURANCE PORTFOLIOS, on behalf of its series, IVY FUNDS VIP LIMITED-TERM BOND

By:	/s/ Michael D. Strohm	By:	/s/ Mara D. Herrington
	Michael D. Strohm, President		Mara D. Herrington, Vice President

WADDELL & REED, INC.

By:	/s/ Thomas W. Butch
Thomas W. Butch, President

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